Period ended June 30, 2024

2 Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters, including with respect to the proposed sale of the Gaming & Digital business to the Apollo Funds. These statements may discuss goals, intentions, and expectations as to future plans and strategies, transactions, including the divestiture of Gaming & Digital, trends, events, dividends, results of operations, and/or financial condition and measures, including our expectations on the future release of revenue, operating income, cash, and capital expenditures guidance, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “outlook”, “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2023 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management’s discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., DDI / Benson Matter provision, gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non- recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Management believes that Adjusted EBITDA is useful in providing period- to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures (a component of investing cash flows) and payments on license obligations (a component of financing cash flows). Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

3

Strong H1’24 Revenue & Profit Performance 4 Delivered $2.1B in revenue and 23% operating margin Achieved record H1’24 operating income and Adjusted EBITDA* net of Separation and divestiture costs Published 17th annual Sustainability Report Recently announced sale of Gaming & Digital business to Apollo supersedes spin and merger transaction with Everi Holdings *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

$4.05 billion gross cash proceeds for IGT’s Gaming & Digital business Significant increase in cash received vs. $2.59 billion in IGT/EVRI transaction Quicker crystallization of value upon closing; removes IGT shareholder exposure to execution risk Clear separation of Global Lottery from Gaming & Digital for IGT shareholders Eliminates tax impact to IGT shareholders from previously contemplated equity distribution Balanced allocation of proceeds Repay $2 billion in debt Significant portion expected to be returned to IGT shareholders Remainder for transaction-related expenses and general corporate purposes Key Highlights of Gaming & Digital Sale 5

Strong Financial Profile with Focused Approach to Capital Allocation Establishing a Best-in-class Global Pure Play Lottery Company 6 Diversified Contract Mix, Strong Positions in Important Markets Attractive Industry Fundamentals Unmatched Scope of B2C/B2B/B2G Capabilities Infrastructure-like Investment Opportunity

H1’24 revenue up 2% Y/Y on top of 5% growth in PY(1) Game innovation in Italy & multi-jurisdiction jackpots driving global same-store sales growth Italy same-store sales up 3.4% in H1’24 iLottery sales up 27% in H1’24 Best-in-class solutions fuel ongoing success securing contract wins & extensions Seven-year FM contract award with Colorado Lottery Three-year FM contract extension in Mississippi Good progress on key strategic initiatives Five-year iLottery content contract with Atlantic Lottery Corporation; launched iLottery in Connecticut Five-year instant ticket contract with ONCE in Spain and three-year extension in Mississippi Best-in-class Technology & Solutions Bolster Global Lottery Portfolio and Advance Key Strategic Initiatives (1)Net of $142M in revenue related to Italy commercial services sale in September 2022 7

# Compelling Games Driving Gaming & Digital Performance

## Global installed base up 4% Y/Y; 8th consecutive quarter of sequential growth, led by premium games

*Tiger and Dragon* MLP ranks as #1 New Premium Leased & WAP game*

Launch of *Whitney Houston* wide-area progressive slots on new *SkyRise* cabinet

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## Over 14,200 gaming machine units sold in H1'24

Two *Magic Treasures* MLP titles among top core games*

Two *Rising Rockets* themes maintaining top 10 new core video game rankings*

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## Good international progress with key initiatives

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## Consistently achieving Top iGaming Rankings*

*Cash Eruption™* and *Blackjack* maintain #1 slot and table game rankings*

Recent launch of *Prosperity Link™*, an award-winning land-based game, in the U.S.



RISING ROCKETS
EMPRESS
TIGER DRAGON
CASH ON REELS
$10,000.52
$750.05
$10000.04
$501,335.36
MAGIC TREASURES
$10000.24
$1000.73
$250.00
WHITNEY HOUSTON
$10,491.28

*Per July 2024 Eilers & Krejcik Gaming research; market share is in terms of total GGR generated

9 Achieved record H1’24 profitability*, excluding Separation and divestiture costs On Track with Operational & Strategic Objectives Executing plans to unlock intrinsic value of IGT’s best-in-class businesses * Operating income and Adjusted EBITDA

10

Q2’24 Revenue & Profit Meet Expectations Note: EUR/USD FX daily average 1.08 in Q2’24, 1.09 in Q2’23, 1.08 YTD Q2’24, 1.08 YTD Q2’23 (1)Operating income and Adjusted EBITDA include $26M in Q2’24 and $44M in YTD’24 of Separation and divestiture costs related to the planned separation of the Gaming & Digital segment *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details 11

Solid Q2’24 Global Lottery Performance Operating Income $212M 12 Revenue $613M Service revenue in line with PY, anchored by same-store sales growth and new CT contract Global same-store sales rise 0.9% Italy increases 2.3% North America & Rest of world up 0.6% Product sales comparison reflects PY multi-year software license Strong operating profitability; Y/Y comparison reflects software license and resolution of customer contract dispute in PY OI Margin 35%

Operating Income $103M OI Margin 24% Revenue $436M Operating Profit Expansion Continues in Gaming & Digital Global installed base grows 2,100+ units Y/Y, primarily driven by MLP success Sequentially, installed base higher for 8th consecutive quarter Resilient yield trends Product sale revenue stable as higher IP and software sales offset lower terminal revenue Licensing of patents tied to game features and game software Global unit shipments of 7,630 units Strong U.S. iGaming performance offset by game mix and timing of jackpots in Canada OI margin expands 300 bps on high-margin IP and software sales and easing of supply chain costs, partially offset by lower terminal sales 13

14 $463M Cash from Operations (CFO) $199M CapEx & License Obligations 214 214 428 500 1,553 750 535 750 638 2024 2025 2026 2027 2028 2029 Drawn RCF Bonds Bank Debt Debt Maturity Profile ($M) $264M Free Cash Flow* 0 *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details; cash conversion defined as YTD Cash from Operations divided by YTD Adjusted EBITDA; Net debt leverage calculated as net debt of $5.1B divided by LTM Adjusted EBITDA of $1.8B Solid H1’24 Financial Performance Yields Strong Cash Flow Generation Solid 54% cash conversion* Strong financial condition with Net debt leverage* of 2.9x Ample liquidity of $1.7B including $0.4B in unrestricted cash and $1.3B in additional borrowing capacity from undrawn facilities

Minimal tax leakage for IGT PLC due to participation exemption in the U.K. Up to $100 million related to intragroup realignment transactions Eliminates tax impact to IGT shareholders from previously contemplated equity distribution ~$400 million in transaction-related cash outflows, same as previously contemplated ~$200 million of transaction-related costs; up to $100 million tax leakage (as per above); ~$100 million cash conveyed/other $4.05 billion of gross proceeds significantly improves pro forma net debt leverage Financial Highlights of Gaming & Digital Sale 15

16 Continued Progress on Strategic & Financial Goals with Solid H1’24 Performance Q2’24 revenue & OI margin meet expectations Gaming & Digital to be reported as discontinued operations beginning Q3’24 Strong cash flow generation

17

18

41% (1)Segment-level profit charts exclude Corporate support expense and purchase price amortization 60% 40% Global Lottery Gaming & Digital 81% 19% Service Product Sales 63% 23% 14% U.S. & Canada Italy Rest of world 72% 28% Global Lottery Gaming & Digital 71% 29% Global Lottery Gaming & Digital 37% 22% 52% 33% Global Lottery Gaming & Digital Operating income Adjusted EBITDA Revenue by Segment Revenue by Type Revenue by Geography Segment-level Operating Income(1) Segment-level Adjusted EBITDA(1) Profit Margins H1’24 Revenue & Profit Profile 19

$ in millions except otherwise noted Q2'24 Select Performance and KPI Data GLOBAL LOTTERY Q2'24 Q2'23 Y/Y Change Constant Currency Change Q1'24 Sequential Change as Reported Revenue Service Operating and facilities management contracts 620 623 (1)% —% 653 (5)% Upfront license fee amortization (47) (47) 1% —% (47) 1% Operating and facilities management contracts, net 573 576 (1)% —% 605 (5)% Other 13 13 7% 11% 13 —% Total service revenue 586 588 —% —% 619 (5)% Product sales 27 35 (25)% (25)% 42 (37)% Total revenue 613 624 (2)% (2)% 661 (7)% Operating income 212 229 (8)% (7)% 258 (18)% Adjusted EBITDA 311 332 (6)% (6)% 355 (12)% Q2'24 Constant Currency Change Q2'23 Constant Currency Change Q1'24 Constant Currency Change Global same-store sales growth (%) Instant ticket & draw games (0.5)% 2.3% (0.2)% Multi-jurisdiction jackpots 20.2% (5.3)% (1.0)% Total 0.9% 1.8% (0.3)% North America & Rest of world same-store sales growth (%) Instant ticket & draw games (1.4)% 0.8% (1.6)% Multi-jurisdiction jackpots 20.2% (5.3)% (1.0)% Total 0.6% 0.2% (1.5)% Italy same-store sales growth (%) Instant ticket & draw games 2.3% 8.0% 4.4% 20

$ in millions except otherwise noted (1) Excluded from yield calculations due to treatment as sales-type leases Q2'24 Select Performance and KPI Data GAMING & DIGITAL Q2'24 Q2'23 Y/Y Change Constant Currency Change Q1'24 Sequential Change as Reported Revenue Service Terminal 133 128 4% 4% 131 1% iGaming 45 48 (7)% (6)% 48 (6)% Systems, software, and other 73 71 3% 3% 75 (3)% Total service revenue 250 247 2% 2% 253 (1)% Product sales Terminal 120 139 (14)% (14)% 110 9% Systems, software, and other 66 45 45% 46% 43 54% Total product sales revenue 186 185 1% 1% 153 21% Total revenue 436 432 1% 1% 406 7% Operating income 103 89 16% 16% 81 28% Adjusted EBITDA 151 133 13% 14% 127 19% Installed base units Casino 53,588 51,304 4% 53,368 Casino - L/T lease (1) 697 851 (18)% 701 Total installed base units 54,285 52,155 4% 54,069 Installed base units (by geography) US & Canada 34,320 33,554 2% 34,146 Rest of world 19,965 18,601 7% 19,923 Total installed base units 54,285 52,155 4% 54,069 21

$ in millions except otherwise noted (1) Excludes Casino L/T lease units due to treatment as sales-type lease Q2'24 Select Performance and KPI Data GAMING & DIGITAL (Continued) Q2'24 Q2'23 Y/Y Change Q1'24 Yields (by geography)(1), in absolute $ US & Canada $42.01 $41.89 —% $41.17 Rest of world $7.45 $7.44 —% $7.13 Total yields $29.14 $29.56 (1)% $28.51 Global machine units sold New/expansion 1,060 1,061 —% 203 Replacement 6,570 7,208 (9)% 6,424 Total machine units sold 7,630 8,269 (8)% 6,627 US & Canada machine units sold New/expansion 696 1,046 (33)% 46 Replacement 4,436 5,278 (16)% 5,014 Total machine units sold 5,132 6,324 (19)% 5,060 Rest of world machine units sold New/expansion 364 15 NM 157 Replacement 2,134 1,930 11% 1,410 Total machine units sold 2,498 1,945 28% 1,567 Average Selling Price (ASP), in absolute $ US & Canada $16,400 $16,700 (2)% $16,900 Rest of world $13,500 $16,000 (16)% $14,800 Total ASP $15,400 $16,500 (7)% $16,400 22

Q2'24 Select Performance and KPI Data CONSOLIDATED Q2'24 Q2'23 Y/Y Change Constant Currency Change Q1'24 Sequential Change as Reported Revenue (by geography) US & Canada 661 650 2% 2% 660 —% Italy 237 240 (1)% (1)% 258 (8)% Rest of world 151 164 (8)% (8)% 150 1% Total revenue 1,049 1,055 (1)% —% 1,067 (2)% $ in millions except otherwise noted 23

Q2'24 Summarized Income Statement For the three months ended For the six months ended June 30, June 30, 2024 2023 Y/Y Change 2024 2023 Y/Y Change Service revenue 837 835 —% 1,709 1,681 2% Product sales 213 220 (4)% 408 435 (6)% Total revenue 1,049 1,055 (1)% 2,117 2,116 —% Total operating expenses 819 805 2% 1,631 1,610 1% Operating income 230 251 (8)% 486 506 (4)% Interest expense, net 73 71 145 141 Foreign exchange loss (gain), net 0 5 (15) 32 Other non-operating expense (income), net 1 (2) 3 2 Total non-operating expenses 74 75 132 176 Income before provision for income taxes 156 176 353 330 Provision for income taxes 71 86 141 173 Net income 85 90 213 157 Less: Net income attributable to non-controlling interests 43 44 89 88 Net income attributable to IGT PLC 42 46 123 69 Net income attributable to IGT PLC per common share - diluted $0.20 $0.23 $0.61 $0.34 Adjusted net income attributable to IGT PLC per common share - diluted $0.36 $0.45 $0.82 $0.94 $ in millions except per share amounts 24

Summarized Cash Flow Statement For the three months ended For the six months ended June 30, June 30, 2024 2023 2024 2023 Net cash provided by operating activities 343 34 463 345 Capital expenditures (101) (99) (185) (193) Payments on license obligations (7) (7) (14) (8) Free cash flow 235 (72) 264 143 Debt proceeds/(repayments), net 29 28 (53) 11 Shareholder dividends paid (80) (40) (80) (80) Minority distributions (96) (96) (207) (198) Other - Net (11) (25) (73) (25) Other Investing/Financing Activities (159) (134) (413) (292) Net Cash Flow 76 (206) (149) (149) Effect of Exchange Rates/Other (14) (1) (31) 7 Net Change in Cash and Restricted Cash 62 (207) (180) (142) $ in millions 25

For the three months ended June 30, 2024 Business Global Gaming & Segments Corporate Total Lottery Digital Total and Other IGT PLC Net income 85 Provision for income taxes 71 Interest expense, net 73 Other non-operating expense, net 1 Operating income (loss) 212 103 315 (86) 230 Depreciation 43 31 74 — 73 Amortization - service revenue (1) 49 — 50 — 50 Amortization - non-purchase accounting 5 16 20 1 21 Amortization - purchase accounting — — — 35 35 Stock-based compensation 2 1 3 7 11 Adjusted EBITDA 311 151 463 (43) 420 Cash flows from operating activities 343 Capital expenditures (101) Payments on license obligations (7) Free Cash Flow 235 $ in millions (1) Includes amortization of upfront license fees Reconciliations of Non-GAAP Measures - Q2'24 26

For the three months ended June 30, 2024 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted 0.20 Adjustments: Foreign exchange loss, net (0.01) 0.01 (0.02) Currency conversion impacts of hyper-inflationary economies 0.01 — 0.01 Amortization - purchase accounting 0.17 0.04 0.13 Discrete tax items — (0.03) 0.03 Net adjustments 0.16 Adjusted EPS attributable to IGT PLC - diluted (3) 0.36 Reconciliations of Non-GAAP Measures - Q2'24 All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 45.7%. Adjusted for the above items, the effective tax rate was 38.8% (3) Adjusted EPS was calculated using weighted average shares outstanding of 203 million, which includes the dilutive impact of share-based payment awards 27

$ in millions (1) Includes amortization of upfront license fees For the three months ended June 30, 2023 Business Global Gaming & Segments Corporate Total Lottery Digital Total and Other IGT PLC Net income 90 Provision for income taxes 86 Interest expense, net 71 Foreign exchange loss, net 5 Other non-operating income, net (2) Operating income (loss) 229 89 319 (68) 251 Depreciation 44 31 75 (1) 74 Amortization - service revenue (1) 50 — 50 — 50 Amortization - non-purchase accounting 5 11 16 1 17 Amortization - purchase accounting — — — 38 38 Stock-based compensation 2 2 4 8 12 Adjusted EBITDA 332 133 465 (22) 443 Cash flows from operating activities 34 Capital expenditures (99) Payments on license obligations (7) Free Cash Flow (72) Payments on DDI / Benson Matter, net of cash tax benefit ($12 million) 208 Adjusted Free Cash Flow 136 Reconciliations of Non-GAAP Measures - Q2'23 28

For the three months ended June 30, 2023 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted 0.23 Adjustments: Foreign exchange loss, net 0.00 0.00 0.00 Currency conversion impacts of hyper-inflationary economies 0.02 — 0.02 Amortization - purchase accounting 0.19 0.05 0.14 Discrete tax items — (0.05) 0.05 Other (non-recurring adjustments) 0.01 — 0.01 Net adjustments 0.22 Adjusted EPS attributable to IGT PLC - diluted (3) 0.45 All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 48.9%. Adjusted for the above items, the effective tax rate was 38.8% (3) Adjusted EPS was calculated using weighted average shares outstanding of 203 million, which includes the dilutive impact of share-based payment awards Reconciliations of Non-GAAP Measures - Q2'23 29

Reconciliations of Non-GAAP Measures - YTD Q2'24 For the six months ended June 30, 2024 Business Global Gaming & Segments Corporate Total Lottery Digital Total and Other IGT PLC Net income 213 Provision for income taxes 141 Interest expense, net 145 Foreign exchange gain, net (15) Other non-operating expense, net 3 Operating income (loss) 470 184 654 (168) 486 Depreciation 83 61 145 (1) 144 Amortization - service revenue (1) 99 1 100 — 100 Amortization - non-purchase accounting 10 30 39 2 41 Amortization - purchase accounting — — — 70 70 Stock-based compensation 5 3 7 15 22 Adjusted EBITDA 667 278 945 (82) 863 Cash flows from operating activities 463 Capital expenditures (185) Payments on license obligations (14) Free Cash Flow 264 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees 30

For the six months ended June 30, 2024 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted 0.61 Adjustments: Foreign exchange gain, net (0.10) 0.03 (0.13) Currency conversion impacts of hyper-inflationary economies 0.02 — 0.02 Amortization - purchase accounting 0.34 0.08 0.26 Discrete tax items — (0.06) 0.06 Net adjustments 0.22 Adjusted EPS attributable to IGT PLC - diluted (3) 0.82 Reconciliations of Non-GAAP Measures - YTD Q2'24 $ in millions; all amounts presented reflect continuing operations (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 39.8%. Adjusted for the above items, the effective tax rate was 37.1% (3) Adjusted EPS was calculated using weighted average shares outstanding of 203 million, which includes the dilutive impact of share-based payment awards 31

Reconciliations of Non-GAAP Measures - YTD Q2'23 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees For the six months ended June 30, 2023 Business Global Gaming & Segments Corporate Total Lottery Digital Total and Other IGT PLC Net income 157 Provision for income taxes 173 Interest expense, net 141 Foreign exchange loss, net 32 Other non-operating expense, net 2 Operating income (loss) 469 173 642 (136) 506 Depreciation 87 64 150 1 151 Amortization - service revenue (1) 99 — 100 — 100 Amortization - non-purchase accounting 10 21 31 2 32 Amortization - purchase accounting — — — 77 77 Stock-based compensation 4 4 8 14 23 Adjusted EBITDA 671 262 933 (41) 891 Cash flows from operating activities 345 Capital expenditures (193) Payments on license obligations (8) Free Cash Flow 143 Payments on DDI / Benson Matter, net of cash tax benefit ($12 million) 208 Adjusted Free Cash Flow 351 32

For the six months ended June 30, 2023 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted 0.34 Adjustments: Foreign exchange loss, net 0.12 (0.02) 0.14 Currency conversion impacts of hyper-inflationary economies 0.04 — 0.04 Amortization - purchase accounting 0.38 0.09 0.29 Loss on extinguishment and modifications of debt, net 0.02 — 0.02 Discrete tax items — (0.10) 0.10 Other (non-recurring adjustments) 0.01 — 0.01 Net adjustments 0.60 Adjusted EPS attributable to IGT PLC - diluted (3) 0.94 Reconciliations of Non-GAAP Measures - YTD Q2'23 $ in millions; all amounts presented reflect continuing operations (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 52.5%. Adjusted for the above items, the effective tax rate was 37.5% (3) Adjusted EPS was calculated using weighted average shares outstanding of 202 million, which includes the dilutive impact of share-based payment awards 33